UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 29, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

–                                        KPN and Getronics are making good progress with preparations for the recommended public offer for Getronics, dated 29 August 2007.

This is a joint press release of Royal KPN N.V. and Getronics N.V. This is not a public announcement that a public offer is to be made, but an announcement pursuant to article 9g paragraph 1 sub a of the Dutch Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995), pursuant to which Royal KPN N.V. is required to issue a public announcement within 30 days after the initial public announcement of 30 July 2007. Not for release, publication or distribution, in whole or in part, in or into the United States of America,, Canada, Australia, Italy and Japan.

The Hague, Amsterdam, 29 August 2007

KPN and Getronics are making good progress with preparations for the recommended public offer for Getronics

Following the joint public announcement dated 30 July 2007 by Royal KPN N.V. (“KPN”) and Getronics N.V. (“Getronics”) regarding the intended public offer for all the issued and outstanding ordinary shares in the capital of Getronics (“Shares”) at an offer price of EUR 6.25 in cash per Share, inclusive of any dividend payable for the financial year 2007, KPN and Getronics confirm that they are making good progress with preparations for the recommended public offer for Getronics.

KPN further intends to make offers for all of the issued and outstanding senior notes convertible into ordinary shares in the capital of Getronics, as well as for the cumulative preference shares issued by Getronics. The intended all-cash offer prices are EUR 1,040 (plus accrued interest) per EUR 1,000 in principal amounts of the EUR 100,000,000 5.5% listed unsubordinated convertible bonds due 2008, EUR 50,500 (plus accrued interest) per EUR 50,000 in principal amounts of the EUR 150,000,000 2.75% listed senior unsecured convertible bonds due 2010 and EUR 52,500 (plus accrued interest) per EUR 50,000 in principal amounts of the EUR 95,050,000 3.875% listed senior unsecured convertible bonds due 2014.

The commencement of the offers is subject to the satisfaction or waiver of certain pre-offer conditions as set out in the joint public announcement dated 30 July 2007. Both KPN and the Dutch division of Getronics (Getronics PinkRoccade) have received a positive advice from their works councils with regard to the intended offers.

KPN currently holds 29.9% of the Shares (representing 23.1% of the total issued share capital of Getronics), which it has acquired in ordinary stock exchange trading after the initial announcement of the intended offers on 30 July 2007.

With reference to article 9g paragraph 1 sub a of the Dutch Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995), KPN expects the offer memorandum, containing the terms and conditions of the offers, to be made publicly available in the first half of September 2007.

Disclaimer

This announcement does not constitute, or form any part of, an offer, or any solicitation of any offer, to buy or subscribe for any securities of Getronics N.V. or any other securities, nor shall it (or any part of it) form the basis of, or be relied upon in connection with, any contract therefor. In the event that such an offer is made, details of the offer will be set out in an offer memorandum, which will contain the full terms and conditions of the offer including how the offer can be accepted, and which will be made available free of charge.

This announcement is a press release and not a prospectus and holders of securities in Getronics N.V. referenced above should not make any decisions except on the basis of the information contained in the offer memorandum to be published in due course.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 7, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel